UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

TCW Commodity Strategy and Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

865 South Figueroa Street

Los Angeles, California 90017

Telephone Number (including area code):

(213) 244-0000

Name and address of agent for service of process:

Philip K. Holl, Secretary

865 South Figueroa Street

Los Angeles, California 90017

With copies to:

Douglas P. Dick, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES    ☒        NO    ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Los Angeles and the State of California on the 23rd day of May, 2008.

TCW Commodity Strategy and Income Fund, Inc.

		By:	/s/ William C. Sonneborn
William C. Sonneborn
President and Chief Executive Officer

Attest:	/s/ David S. DeVito
David S. DeVito
Treasurer and Chief Financial Officer